

Mail Stop 4561

January 17, 2017

Richard S. Chernicoff
Chief Executive Officer
Great Elm Capital Group, Inc.
200 Clarendon Street, 51st Floor
Boston, MA 02116

> **Re:**   **Great Elm Capital Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 11, 2017**
> **File No. 333-215518**

Dear Mr. Chernicoff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Michael J. Mies, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP